Exhibit k.2

KOHLBERG
CAPITAL CORPORATION

June 27, 2012

Mr. Dayl W. Pearson

133 Woods Road

Locust Valley, NY 11560

Dear Dayl:

This letter will confirm our offer to you of continued employment with Kohlberg Capital Corporation (the “Company”), under the terms and conditions that follow. This letter supersedes the letter agreement dated August 5, 2009 between you and the Company in its entirety effective as of the date hereof.

1.          Term. Position and Duties.

(a)          Subject to earlier termination as hereafter provided, your employment shall continue through December 31, 2013, and will be automatically extended for one year on January 1, 2014 and on each succeeding January I unless previously terminated by nonrenewal in writing by you or an expressly authorized representative of the Company, in either case, on not less than thirty (30) days written notice. The term of this agreement, as from time to time extended is hereafter referred to as “the term of this agreement” or “the term hereof”. You will be employed by the Company as its President and Chief Executive Officer. You will report to the Board of Directors of the Company (the “Board”).

(b)          You agree to perform the duties of your position and such other duties as may reasonably be assigned to you from time to time including, but not limited to: investing in debt and equity securities of middle market companies, as directed by the Board; implementing and investing “warehouse” lines; negotiating, documenting, and selling debt and equity securities of the Company; and purchasing and trading non investment grade loans, high yield bonds, and other permitted securities on behalf of the Company. You also agree that you will devote your full business time and your best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company.

2.          Compensation and Benefits. During your employment, as compensation for all services performed by you for the Company and its Affiliates, the Company will provide you the following pay and benefits:

(a)          Base Salary. The Company will pay you a base salary at the rate of Four Hundred Thousand Dollars ($400,000) per year, payable in accordance with the regular payroll practices of the Company and subject to increase from time to time by the Board in its discretion.

Mr. Dayl Pearson

June 27, 2012

(b)          Bonus Compensation. During employment, you will be considered for an annual discretionary bonus, which shall be targeted at Five Hundred Thousand Dollars ($500,000). Bonus awards will be determined by the Board, based on your performance and that of the Company against goals established annually by the Board after consultation with you and will be paid in the succeeding calendar year on or before January 31. The Board reserves the right to reduce or eliminate such bonuses based on the financial circumstances of the Company in addition to your performance against these goals.

(c)          Participation in Employee Benefit Plans. You will be entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to the extent such plans are duplicative of benefits otherwise provided you under this agreement. Your participation will be subject to the terms of the applicable plan documents and generally applicable Company policies.

3.          Confidential Information and Restricted Activities.

(a)          Confidential Information. During the course of your employment with the Company, you will learn of Confidential Information, as defined below, and you may develop Confidential Information on behalf of the Company. You agree that you will not use or disclose to any Person (except as required by applicable law or for the proper performance of your regular duties and responsibilities for the Company) any Confidential Information obtained by you incident to your employment or any other association with the Company or any of its Affiliates. You understand that this restriction shall continue to apply after your employment terminates, regardless of the reason for such termination.

(b)          Protection of Documents. All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by you shall be the sole and exclusive property of the Company. You agree to safeguard all Documents and to surrender to the Company, at the time your employment terminates or at such earlier time or times as the Committee or its designee may specify, all Documents then in your possession or control.

(c)          Non-Competition. You acknowledge that in your employment with the Company you will have access to Confidential Information which, if disclosed, would assist in competition against the Company and its Affiliates and that you will also generate goodwill for the Company and its Affiliates in the course of your employment. Therefore, you agree that the following restrictions on your activities during and after your employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates:

Mr. Dayl Pearson

June 27, 2012

(i)          While you are employed by the Company and for the greater of (x) the remaining term of this agreement or (y) six (6) months after your employment terminates (in the aggregate, the Non-Competition Period), you agree that you will not, without the prior written consent of the Company, directly or indirectly, own, manage, operate, join, control, finance, or participate in the ownership, marketing, management, operation, control, fundraising or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant, or otherwise use or permit your name to be used in connection with any business or enterprise engaged in the United States in the business of structuring middle market lending vehicles, analyzing and acquiring loans and other assets to be held by such vehicles, arranging for the issuance of debt and preferred securities by such vehicles, acting as collateral managers for such securitizations, or performing similar functions.

(ii)         You agree that during the Non-Competition Period, you will not, directly or through any other Person, (i) hire any employee of the Company or any of its Affiliates or seek to persuade any employee of the Company or any of its Affiliates to discontinue employment, (ii) solicit or encourage any customer or investor of the Company or any of its Affiliates or independent contractor providing services to the Company or any of its Affiliates to terminate or diminish its relationship with them or (iii) seek to persuade any customer or investor or prospective customer or investor of the Company or any of its Affiliates to conduct with anyone else any business or activity that such customer or investor or prospective customer or investor conducts or could conduct with the Company or any of its Affiliates.

(d)          In signing this agreement, you give the Company assurance that you have carefully read and considered all the terms and conditions of this agreement, including the restraints imposed on you under this Section 3. You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its Affiliates and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. You further agree that, were you to breach any of the covenants contained in this Section 3, the damage to the Company and its Affiliates would be irreparable. You therefore agree that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any of those covenants, without having to post bond. You and the Company further agree that, in the event that any provision of this Section 3 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. It is also agreed that each of the Company’s Affiliates shall have the right to enforce all of your obligations to that Affiliate under this agreement, including without limitation pursuant to this Section 3.

4.          Termination of Employment. Your employment under this agreement may be terminated prior to the expiration of the term hereof pursuant to this Section 4.

Mr. Dayl Pearson

June 27, 2012

(a)          The Company may terminate your employment for Cause upon notice to you setting forth in reasonable detail the nature of the Cause. The following shall constitute Cause for termination: (i) your repeated material failure to perform (other than by reason of disability), or material gross negligence in the performance of, your duties and responsibilities to the Company or any of its Affiliates which failure is not cured within thirty (30) days after written notice of such failure or negligence is delivered to you; (ii) your material breach of this agreement or any other agreement between you and the Company or any of its Affiliates which breach is not cured within thirty (30) days after written notice of such breach is delivered to you; (iii) commission by you of a felony involving moral turpitude or fraud with respect to the Company or any of its Affiliates; (iv) your being sanctioned by a federal or state government or agency with violations of federal or state securities laws in any judicial or administrative process or proceeding, or having been found by any court to have committed any such violation; or (v) your failure to comply with (A) any material Company policy, including without limitation, the Company’s Code of Ethics, or (B) any legal or regulatory obligations or requirements, including, without limitation, failure to provide any certifications as may be required by law which is not cured within thirty (30) days after written notice of such violation is delivered to you to the extent such violation can be cured. The Company also may terminate your employment at any time without Cause upon notice to you.

(b)          This agreement shall automatically terminate in the event of your death during employment, and you shall be entitled to the Severance Payments and Health Care Payments set forth under Section 5(a) below. In the event of your death, any amounts owed to you under this agreement will be paid to your estate, or designated successor or assigns. In the event you become disabled during employment and, as a result, are unable to continue to perform substantially all of your duties and responsibilities under this agreement, the Company will continue to pay you your base salary and to provide you benefits in accordance with Section 2(a) above, to the extent permitted by plan terms, for up to twelve (12) weeks of disability during any period of three hundred and sixty-five (365) consecutive calendar days. If you are unable to return to work after twelve (12) weeks of disability, the Company may terminate your employment, upon written notice to you, and you shall be entitled to the Severance Payments and Health Care Payments set forth under Section 5(a) below. If any question shall arise as to whether you are disabled to the extent that you are unable to perform substantially all of your duties and responsibilities for the Company and its Affiliates, you shall, at the Company’s request, submit to a medical examination by a physician selected by the Company to whom you or your guardian, if any, has no reasonable objection to determine whether you are so disabled and such determination shall for the purposes of this agreement be conclusive of the issue. If such a question arises and you fail to submit to the requested medical examination, the Company’s determination of the issue shall be binding on you.

(c)          You may terminate your employment hereunder for “Good Reason” by providing written notice to the Company of the condition giving rise to the Good Reason no later than thirty (30) days following the occurrence of the condition; by giving the Company thirty (30) days to remedy the condition; and, if the Company fails to remedy the condition, by terminating your employment within ten (10) days following the expiration of such thirty (30) day period. For purposes of this letter agreement, the term “Good Reason” means, without your consent, the occurrence of one or more of the following events: (i) material diminution in the nature or scope of your responsibilities, duties or authority as contemplated by this letter agreement; (ii) failure by the Company to pay any Bonus Compensation set forth in Section 2(b) above to the extent such Bonus Compensation has been approved by the Board and is payable in accordance with the terms thereof; or (iii) your being required to relocate to a principal place of employment outside of the New York metropolitan area. For purposes of this paragraph 4(c) a change in reporting relationships resulting from a Change in Control will constitute Good Reason. In addition, a termination of your employment by you for any reason during the 90-day period immediately following a Change in Control shall be deemed to be a termination for Good Reason for all purposes of this letter agreement.

Mr. Dayl Pearson

June 27, 2012

5.          Severance Payments and Other Matters Related to Termination.

(a)          In the event of termination of your employment by the Company without Cause, by death, or disability, or a termination by you for Good Reason, for the remaining term of this agreement, the Company will continue to pay you your base salary (the “Severance Payments”) and pay you an amount equal, on an after-tax basis, to the premium cost of your health insurance on the same terms and conditions as it contributes for active employees provided that you (or your beneficiaries) make a timely election under the federal law known as “COBRA” and provided further that you are entitled to continue participation in the Company’s group health plan under applicable law and plan terms (the “Health Care Payments”). The Company may, in its sole discretion, elect to cease the Severance Payments and Health Care Payments at any point after you have received six (6) months of Severance Payments or Health Care Payments (or one (1) year if you are terminated by the Company within ninety (90) days of the completion of a Change in Control) provided that it also releases you from your remaining obligation under Section 3(c)(i) above. The Company will also pay you on the date of termination any base salary earned but not paid through the date of termination and pay for any vacation time accrued but not used to that date. In addition, the Company will pay you any bonus compensation and profit sharing payment to which you are entitled, to the extent permitted under any benefit plan of the Company and applicable law, in accordance with Sections 2(b) and 2(c) above, prorated to the date of termination and payable at the time such monies are payable to Company executives generally. Any obligation of the Company to provide you the Severance Payments or Health Care Payments under this Section 5(a) is conditioned, however, upon your signing and not revoking (and the expiration of any period of revocation associated therewith) a release of claims in the form provided by the Company (the “Employee Release”) within sixty (60) days of your termination of employment. All Severance Payments will be in the form of salary continuation, and the Severance Payments and Health Care Payments will be payable in accordance with the normal payroll practices of the Company, and will begin on the first payroll date following the sixtieth (60th) day following your termination of employment. The first of any such payments will include all Severance Payments and Health Care Payments that otherwise would have been due prior to such first payment date had such payments commenced immediately upon your termination of employment; any payments made thereafter will continue as otherwise provided herein.

(b)          In the event of termination of your employment by the Company for Cause or by you other than for Good Reason, the Company will pay you any base salary earned but not paid through the date of termination and pay for any vacation time accrued but not used to that date in accordance with the normal payroll practices of the Company. The Company shall have no obligation to you for any bonus or other incentive compensation, benefits continuation or severance payments.

Mr. Dayl Pearson

June 27, 2012

(c)          In the event of termination of your employment by expiration of the term hereof or non-renewal of this agreement, the Company will pay you (i) any base salary earned but not paid through the date of termination and pay for any vacation time accrued but not used to that date in accordance with the normal payroll practices of the Company, and (ii) any bonus or other incentive compensation to which you are entitled in accordance with Sections 2(b) and 2(c) above, prorated to the date of termination and payable at the time such bonuses are payable to Company executives generally. The Company shall have no obligation to you for any severance payments or benefits continuation.

(d)          Except for any rights you may have under Section 5(a) above or under the federal law known as “COBRA” to continue participation in the Company’s group health and dental plans at your cost, benefits shall terminate in accordance with the terms of the applicable benefit plans based on the date of termination of your employment, without regard to any continuation of base salary or other payment to you following termination. Your Option agreement will govern your exercise, if any, of your option following termination of employment.

(e)          Provisions of this agreement shall survive any termination if so provided in this agreement or if necessary or desirable to accomplish the purposes of other surviving provisions, including without limitation your obligations under Section 3 of this agreement. The obligation of the Company to make payments to you under this Section 5 is expressly conditioned upon your continued full performance of obligations under Section 3 hereof. Upon termination by either you or the Company, all rights, duties and obligations of you and the Company to each other shall cease, except as otherwise expressly provided in this agreement.

6.          Definitions. For purposes of this agreement, the following definitions apply:

“Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by management authority, equity interest or otherwise.

“Change in Control” means:

(i)          The acquisition by any person, entity or “group”, within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, (excluding, for this purpose, the Company or its Affiliates) of beneficial ownership of 33% or more of either the then outstanding shares of the Company’s common stock or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally in the election of directors.

Mr. Dayl Pearson

June 27, 2012

(ii)         Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any person who first becomes a director subsequent to the date hereof whose recommendation, election or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company as described in Rule 14a-ll of Regulation 14A promulgated under the Exchange Act) shall be, for the purposes of this agreement, considered as though such person were a member of the Incumbent Board; or

(iii)        Approval by the stockholders of the Company of a reorganization share exchange, merger or consolidation with respect to which, in any such case, the persons who were the stockholders of the Company immediately prior to such reorganization, share exchange, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote in the election of directors of the reorganized, merged or consolidated company; or

(iv)         Liquidation or dissolution of the Company or a sale of all or substantially all of the assets of the Company.

“Confidential Information” means any and all information of the Company and its Affiliates that is not generally available to the public. Confidential Information also includes any information received by the Company or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed. Confidential Information does not include information that enters the public domain, other than through your breach of your obligations under this agreement.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

7.          Conflicting Agreements. You hereby represent and warrant that your signing of this agreement and the performance of your obligations under it will not breach or be in conflict with any other agreement to which you are a party or are bound and that you are not now subject to any covenants against competition or similar covenants or any court order that could affect the performance of your obligations under this agreement. You agree that you will not disclose to or use on behalf of the Company any proprietary information of a third party without that party’s consent.

Mr. Dayl Pearson

June 27, 2012

8.          Withholding. All payments made by the Company under this agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

9.          Assignment. Neither you nor the Company may make any assignment of this agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this agreement without your consent to one of its Affiliates or to any Person with whom the Company shall hereafter affect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This agreement shall inure to the benefit of and be binding upon you and the Company, and each of our respective successors, executors, administrators, heirs and permitted assigns.

10.         Severability. If any portion or provision of this agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this agreement shall be valid and enforceable to the fullest extent permitted by law.

11.         Miscellaneous.

(a)          This agreement sets forth the entire agreement between you and the Company and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment. This agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of the Board. The headings and captions in this agreement are for convenience only and in no way define or describe the scope or content of any provision of this agreement. This agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. This is a Delaware contract and shall be governed and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof. In the event of any alleged breach or threatened breach of this agreement, the parties hereby consent and submit to the jurisdiction of the federal and state courts in and of the State of Delaware and to service of legal process in the State of Delaware.

(b)          Notwithstanding any other payment schedule provided herein, if you are identified on the date of termination as a “specified employee” within the meaning of Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), then:

Mr. Dayl Pearson

June 27, 2012

(i)          Any payment that is considered nonqualified deferred compensation subject to Section 409A of the Code (including the regulations promulgated thereunder, “Section409A”), as determined by the Company in its sole discretion, and payable on account of a “separation from service,” will be made on the date that is the earlier of (A) the expiration of the six (6)-month period beginning on the date of your “separation from service”, and (B) your death (the “Delay Period”) to the extent required under Section 409A. Upon the expiration of the Delay Period, all payments delayed pursuant to this subsection (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid to you in a lump sum, and all remaining payments due under this agreement will be paid or provided in accordance with the normal payment dates specified for them herein.

(ii)         You shall pay the cost of any benefits to be provided during the Delay Period that are considered nonqualified deferred compensation subject to Section 409A, as determined by the Company in its sole discretion, and are provided on account of a “separation from service”, the Company shall reimburse you for that portion of the costs that the Company would otherwise have paid or would otherwise have provided upon expiration of the Delay Period, and any remaining benefits shall be reimbursed or provided by the Company in accordance with the procedures specified herein.

(c)          For purposes of Section 409A, your right to receive any installment payment pursuant to this agreement will be treated as a right to receive a series of separate and distinct payments.

(d)          In no event whatsoever will the Company be liable for any additional tax, interest or penalty that may be imposed on you by Section 409A or damages for failing to comply with Section 409A.

(e)          Whenever a payment under this agreement specifies a payment period with reference to a number of days (e.g., “payment will be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period will be within the sole discretion of the Company.

12.         Notices. Any notices provided for in this agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, and addressed to you at your last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention of the Board, or to such other address as either party may specify by notice to the other actually received.

Mr. Dayl Pearson

June 27, 2012

If the foregoing is acceptable to you, please sign this letter in the space provided and return it to me. We will provide a countersigned copy for your records.

Sincerely yours,

Edward U. Gilpin
Chief Financial Officer

Accepted by:

Dayl Pearson

Date:__________________